Filed Pursuant to Rule 433

Registration Statement No. 333-239529

August 10, 2020

$100,000,000
4.750% Fixed Rate Senior Notes due 2025

Pricing Term Sheet

Issuer:	The Bancorp, Inc. (“Issuer”)
Security:	4.750% Fixed Rate Senior Notes due 2025 (the “Senior Notes”)
Aggregate Principal Amount:	$100,000,000
Rating:	BBB by Kroll Bond Rating Agency
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.
Trade Date:	August 10, 2020
Settlement Date:	August 13, 2020 (T + 3)
Maturity Date (if not previously redeemed):	August 15, 2025
Coupon:	From and including the Settlement Date to, but excluding August 15, 2025, we will pay interest on the Senior Notes semi-annually in arrears on each March 15 and September 15 at a fixed annual interest rate equal to 4.750%
Interest Payment Dates:	September 15 and March 15 of each year, commencing on March 15, 2021 and ending on the earlier of the optional redemption date or the maturity date
Record Dates:	Each March 1 and September 1 immediately preceding the applicable interest payment date
Day Count Convention:	30/360
Optional Redemption:	The Senior Notes will be redeemable in whole or in part by us on or after the 30th day prior to the maturity date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to but excluding the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holders of the Senior Notes

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Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	We estimate that the net proceeds from the sale of the Senior Notes offered hereby, after deducting the underwriting discounts and certain offering expenses, will be approximately $98.3 million. We intend to use the net proceeds from the sale of the Senior Notes for general corporate purposes, which may include capital to support the growth of The Bancorp Bank
Price to Public:	100%
Underwriters’ Discount:	1.50% of the principal amount of the Senior Notes
Proceeds to Issuer (after underwriters’ discount, but before expenses):	$98,500,000
CUSIP/ISIN:	05969AAA3 / US05969AAA34
Joint Book-Running Managers:	Piper Sandler & Co., Raymond James & Associates
Co-Manager:	Performance Trust Capital Partners

*Note: We expect that delivery of the Senior Notes will be made against payment therefor on or about the third business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade their Senior Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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